Filed by Chamber Street Properties

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gramercy Property Trust, Inc.

Commission File No.: 001-32248

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this communication, Chambers Street Properties (“Chambers Street”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Chambers Street and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a preliminary prospectus of Chambers Street. After the registration statement is declared effective, Chambers Street and Gramercy will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Chambers Street or Gramercy may file with the SEC and send to Chambers Street’s and/or Gramercy’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHAMBERS STREET AND GRAMERCY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed by Chambers Street and Gramercy with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Gramercy with the SEC will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed by Chambers Street with the SEC will be available free of charge on Chambers Street’s website at www.chamberstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

The following is a transcript of a joint conference call held on July 1, 2015.

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to today’s conference call, to discuss the combination of Gramercy Property Trust and Chambers Street Properties. At this time, all participants are in listen-only mode. Following the presentation, the lines will be opened for questions. [Operator Instructions] As a reminder, this call is being recorded. A replay will be available online at those companies’ websites.

I would now like to turn the conference call over to Charles Black, Chairman of the Chambers Street Properties’ Board. Please go ahead, sir.

Charles E. Black

Thank you, operator. Good morning, everyone, and thank you for joining us on such short notice. I’m joining on the call today by Gordon DuGan, Chief Executive Officer of Gramercy; as well as Gramercy’s President, Benjamin Harris. I’m also joined by Marty Reid, Chambers’ Interim President, CEO and CFO.

I hope you’ve had a chance to review the joint press release issued this morning, which is available on the Investor Relations sections of both companies’ websites. We’ve also prepared a slide presentation to accompany today’s call, which is also accessible on both websites.

Before I begin, I need to remind you, this conference call and webcast include forward-looking statements. Please take a moment to review slide two, which contains Safe Harbor language, as well as additional legal disclaimers governing the content of today’s call.

I’m going to spend a few minutes on the key financial and strategic benefits of the transaction, and then, I’ll turn the call over to Gordon, who will get into more details on the strategic rationale and the direction in which we plan to take the combined company. After our comments, we’ll take your questions.

Now let’s turn to Slide 3 of the presentation. Let me begin by saying this is an exciting day for both organizations. We are bringing together two great companies with a highly complementary set of portfolios, creating the largest industrial and office net lease real estate investment trust. We believe it is strategically and financially compelling for Chambers and Gramercy shareholders. The combined company is expected to be a market leader with greater scale, broader tenant and geographic diversification across North America and Europe, and additional financial flexibility.

With an expanded operating platform, we expect the combined company will be better positioned to pursue large acquisition opportunities and increase our flexibility to recycle capital overtime.

The combined company will have a highly attractive and diverse portfolio with broader geographic footprint and greater tenant and asset diversification, and with a greatly expanded asset base and operating platform and minimum additional administrative expenses, we expect the combined company will be significantly more efficient compared to its asset base.

The combination is expected to realize approximately $15 million in run rate annual cost synergies by the end of 2016, but as you can see this is not simply about cost savings. As a larger entity, we expect to have greater and more cost effective access to capital, a stronger balance sheet, a better ability to absorb market cycle, and a stronger and more predictable earnings and dividends growth trajectory.

This is a situation where the whole is greater than the sum of its parts. The fact that this merger has been structured as a 100% stock deal allows shareholders to participate in the upside of the combined entity. We also intend to leverage Chambers Street’s Goodman assets to accelerate the growth of the combined company’s European operations.

The key terms of the transaction are as follows: This is a merger of equals under which Gramercy shareholders will receive 3.1898 shares of Chambers for each share of Gramercy stock they own. The transaction is expected to be tax-free to shareholders of both companies. Upon closing of the merger, which is expected in the fourth quarter of 2015, Chambers’ shareholders will own approximately 56% and Gramercy shareholders will own approximately 44% of the combined company. I will be the Non-Executive Chairman of the combined company’s ten person Board and will be joined by Gordon as CEO and Director, as well as four other appointees to the Board from Chambers and four from Gramercy.

Each company will maintain its current dividend policy until the close of the transaction. After close, the new company expects its dividend policy payout ratio to be lower than the current Chambers Street ratio and higher than the current Gramercy ratio. The combined company will retain the Gramercy name and headquarters in New York City and expects to continue to trade on the NYSE under Gramercy’s current ticker symbol.

Moving on to the next slide, the Gramercy management team will lead the combined company with Gordon as Chief Executive Officer, Ben Harris as President, and John Clarke as Chief Financial Officer. Marty Reid will serve as Head of Transition for the combined company and Nick Dolya will serve as our Head of Investments.

I should also note that Gramercy executives have agreed to waive their change of control provisions under their 2012 outperformance plan. By leaving the plan in place, their performance incentives remain directly aligned with the interest of shareholders.

Bringing in such a seasoned and proven management team was obviously a significant factor to all of us at Chambers. I have had the good fortune of getting to know Gordon and his team as our discussions have progressed. We are pleased to have the opportunity to join with Gramercy’s management team and are confident that they’ll drive marketing leading returns for shareholders.

Slide six illustrates what I am talking about. We believe the Gramercy management team has an unparallel track record of value creation, exceptional operating expertise and deep experience in repositioning, releasing and optimizing asset portfolios. Since Gordon became CEO of Gramercy in July 2012, he and his team have delivered total shareholder return of more than a 140%, making Gramercy the top performing U.S. REIT over that time period. More recently, from Q1 2014 through Q1 2015 Gramercy’s core FFO per share grew 126% and the company has raised $1.7 billion in capital in 2014 and 2015 year-to-date. And importantly, Gramercy also has a track record of dividend growth, having grown its dividend over 40% in the last year. We are confident they will drive dividend growth at the combined company in the years ahead.

With that, let me turn the call over to Gordon.

Gordon DuGan

Thanks Charles. We’re on page seven of the presentation, but I wanted to say something to start on a personal note. Today is actually the third year anniversary to the day of when Ben, Nick and I started at Gramercy and the vision when we took over, well, it was a pretty small company at the time, wants to create a best-in-class REIT from what was at Gramercy. This merger is just another step in that dream, combining these two portfolios and these two companies is a step in that direction that we started three years ago and that’s one of the reasons why we waived our change of control acceleration on the LTIPs to keep those outstanding and stay aligned with shareholders, because again, this is just another step in the road of building that best-in-class net lease REIT.

If you look on page seven, you’ll see one of the reasons we’re so confident about this transaction is the strength of the combined portfolio. The combined company will have an enterprise value of approximately $5.6 billion, assuming 70 Hudson is not part of the portfolio, with 288 properties, 52 million square feet, focusing major markets across the U.S. and Europe. 85% of the company’s real estate assets will be in target markets. This is very unusual in the net lease industry that we have two companies that have had a similar and complementary investment focus of investing in institutional quality assets in major markets and one of the reasons why we’re so excited about this transaction for both companies.

Our top tenant exposure is less than 7.5%, top 10 tenants represent less than 30%, we’ll give a little more flavor of that later on. 43% of our tenants in the combined company will be investment grade. In the combined portfolio, average lease term will be greater than seven years.

Our increased scale allows for asset recycling to reduce our office exposure over time, while continuing to grow. We intend to do this through dispositions and acquisitions of non-office properties, reducing our office holdings to approximately 25% over the long-term of the portfolio over the long-term, in line with our stated targets. We will maintain low levels of secured debt, giving us enhanced flexibility to sell assets, reposition portions of the portfolio with minimal pre-payment expense.

Page eight. Turning to page eight, you can see the complementary and diverse nature of our portfolio and tenants. This helps both companies to combine these portfolios. As you can see, Chambers portfolio like ours is focused in industrial and office sectors, and our management teams know how to operate and optimize the combined companies assets, we will talk a little bit more about the asset management, component of this transaction, which – which is very important.

If we move onto page nine, you’ll see additional information about the complementary nature of the combined portfolio, not only will we have greater diversity across our tenant base, we’ll have greater diversification across geographies as well. As you see, we’re in attractive markets, but importantly no one market will represent more than 10% of the combined company’s total ABR, furthering our ability to withstand market cycles as they happen.

Slide 10 shows our combined geographic footprint, though we will be larger and more diverse across tenants and geographies. The focus remains on industrial and office assets in major commercial real estate markets. These markets have highly attractive characteristics including a strong diversified employment base. They’re growing cities with good demographics, typically business friendly local governments and good infrastructure, and have strong regional and international trade linkages.

Slide 11 shows the diversity of our pro forma tenant base. No one tenant will represent more than 7.3% of the combined company’s ABR and that you can see our largest tenant, Bank of America, a drop off very quickly after that below 5%. We’ll have several top 10 tenants that represent less than 2% of ABR and the top 10 tenants of the combined company will represent, only about 30% of total annualized base rent.

Slide 12 lays out the lease maturities of the combined portfolios, again on average, the majority of the portfolio is comprised of leases that expire in seven years or more, and we see a good opportunity to apply, our experience and expertise in repositioning and releasing. If you go to page 13, there is a good summary of that experience. Those of you, who know us, know that our asset management and property management team has a particular expertise and unique experience of single-tenant assets.

In essence, we’ve been working out the old ASR portfolio for seven years, so we have a very unique experience with single-tenant office assets that I think is good or better than anyone else.

The asset management team has executed significant leasing disposition activity, in our owned and managed portfolios. You will see that the Chambers Street team has done a terrific job of leasing, and combining that with our expertise, on the asset management side, I think, is a very powerful combination.

In 2012, we’ve signed approximately 100 leases for 1.1 million square feet. We’ve renewed or extended approximately 200 for 1.2 million square feet, and the Gramercy asset management team has successfully completed, approximately 400 individual property sales, totaling $1.4 billion at an average cap rate of 7.3%. Those steps are pretty stunning, and I think, many investors are not fully aware of just how experienced and how battle tested the asset management team is that has been carrying that out.

Slide 12 – slide 14 excuse me, provides a snapshot of our pro forma balance sheet. Undoubtedly it’s a larger entity the combined company expect to have greater and more cost effective access to capital of stronger balance sheet and a strong and more predictable earnings in dividend growth trajectory.

Additionally, the combined company will have a higher unencumbered asset base, giving an enhanced flexibility to sell assets and reposition portions of the portfolio with minimal prepayment expenses, I mentioned earlier. Both Chambers and Gramercy are rated Baa3 by Moody’s, a rating that we expect to maintain post close. Obviously, Chambers also has a rating from S&P, which Gramercy does not.

Slide 15, as you can see from Slide 15, we expect to capture $15 million in annual G&A synergies with two-thirds of those savings from personnel changes. The other third coming from non-personnel related expense reductions. I should say that net lease companies are the most scalable of all commercial real estate businesses and so the synergies that come from a larger portfolio are directly related to the scalability of the business and as a net lease business is more scalable, it’s very intuitive that those synergies would be realizable in the net lease company in a much greater way than almost any other real estate sector.

Another sector that might be similar is some of the healthcare triple net companies. We expect to realize 60% of that run rate savings by the middle of next year and the full amount by the end. This translates into approximately $0.04 a share for the new company. Ultimately with a greatly expanded asset base and operating platform and minimal additional administrative expenses, the combined company will be significantly more efficient compared to its asset base.

We give that efficiency measure in the deck and I think it’s quite powerful. Slide 16, this is very important. The near term action plan. As you can see we are very excited about the financial and operational benefits this merger will create for both sets of shareholders. We have a clear plan for the combined companies and expect to hit the ground running.

Our primary focus is going to be achieving the synergies that we mentioned, reducing our office exposure, and getting in line with our long-term stated goal of 25%, growing our European portfolio through our expanded Gramercy Europe platform, maintaining our strong balance sheet and higher unencumbered asset base, giving us enhanced flexibility to sell assets and reposition portions of the portfolio. And then, lastly, improving the quality – second to lastly, improving the quality and predictability of our earnings and enhancing our ability to absorb market cycles. And last but not least, post closing and resetting the dividend, growing that dividend which will be a priority for us to achieve.

Before I close this, I mentioned three years ago, today, Gramercy as it is now was formed to create a best-in-class net lease REIT. We’re very well aware that great companies are REITs and REITs that we admired like Ventas and Realty Income. They are not created in three years, they’re not created in five years, but are created over a longer period of time with deliberate effort to create shareholder value. This is just another step in that process for our combined companies to create the next best-in-class REIT.

This concludes the prepared remarks of our presentation. Operator, I’d like to turn the call over for Q&A.

Q&A

Operator

We will now open the call to questions. [Operator Instructions] Thank you. Our first question is coming from the line of Mitch Germain with JMP Securities.

<Q - Mitch Germain – JMP Securities LLC>: Good morning. Gordon, are you planning on acquiring the European assets through the joint venture or is that going to be housed on Gramercy’s or Chambers Street’s balance sheet initially?

<A>: Our ultimate goal is to have them move into the venture. They are – the Chambers Street assets are part of an 80-20 joint venture with Goodman, which is a terrific operator in Europe. And so we will begin to dialog with them about, what’s the most appropriate way to house those assets from their standpoint and our standpoint, and come up with something that works. But, ultimately we would like to move either the interest in the JV over to our European JV or move the assets, depending on our conversations with Goodman.

<Q>: Okay. And then, I’ll get back in the queue, one more for me. Just too recently Gordon you said nothing transformational, when we were at NAREIT, stick to the bread and butter, buy an industrial. And so, since that time, we’ve had Lifetime, and now we have this deal. Just strategically speaking, I just want to kind of pick your brain as to, how do you think the strategy plays out from this point on?

<A>: Well, I think, if you look at any point in time, we’ve talked a lot about transformational – you’ve asked many times about transformational transactions. I think, it’s important – you won’t see the word transformational in any of our comments, and presentations. Because, there is no one thing that transforms a company, a company is created through a series of steps along the continuum. If you look at the great businesses, the Ventas, the Realty Incomes, the NNNs. They’ve been created to very deliberate steps along the path including I might point out some mergers to create larger more scalable businesses. So, I think that obviously we don’t comment on things that might happen in the future as we go, but it’s very important to know that this is just another step in the path of creating what we’ve had from the beginning, which is the best-in-class net lease REIT focused on industrial and office properties, and what’s unique about the Chambers Street and Gramercy portfolios coming together is how complementary they are. They can focus on major markets. Other investors will focus on secondary and tertiary markets, neither of us have. So it’s a unique situation where the portfolio is a very complementary.

We created a much bigger, more diverse company, and one of the benefits I also talked about as you recall one of the major trends in Corporate America today is shareholder activism to force companies to sell off owned real estate and that trend is just getting started or just pushing along. It’s happening at Macy’s. It’s happening at a whole variety of companies. If you remember a Life Time transaction was a direct result of shareholder activism aimed at Life Time to get them to sell off owned real estate. They sold off a $1 billion of owned real estate. We bought a third of it along with two other investors and the biggest complaint about Lifetime was actually just its proportion to the company. If not, people say wow! this is a big slug for Gramercy and so one of the strategic benefits here is with a larger company, our ability to be a factor in a world where companies are being forced to sell off owned real estate through the sale leaseback is very greatly enhanced. This combined company – just look at the tenant exposure. Life Time is less than 5%. It would be a much less of a discussion point and I think that we are just in a much better position to take advantage of that. So, I think this is very consistent with our strategy of building a best in class industrial and office REIT. The assets are very complementary. The platforms are complementary and the scale gives us a much expanded opportunity set.

Operator

Our next question comes from the line of Jason Ursaner with CJS Securities.

<Q - Jason Ursaner>: Good morning. Congratulations on the transaction.

<A>: Good morning, Jason.

<Q - Jason Ursaner>: The first question I had. It looks like Chambers obviously has a shorter average lease duration almost 40% of their portfolio was scheduled to turnover in the next five years through 2020 and then a pretty big chunk in 2021. The occupancy levels have been kind of one of the focus points for that company. So just someone less familiar with it. What can you add in terms of the re-leasing and repositioning plan for the Chambers Street portfolio in the next couple of years?

<A>: I think one of the things that Chambers Street management I think done a very good job of is showing the resilience of the portfolio through lease rollover. Occupancy levels have stayed very high. They varied a little bit, but they stayed generally very high because it’s a very high quality portfolio. What we were able to do is over the months of negotiations and diligence able to dig in asset by asset and what we found is from our subjective perspective is a portfolio that was better than we expected and we knew it was a good portfolio and so we have been able to go through underwrite asset by asset. It’s a terrific portfolio, it’s very complementary. There is some lease roll as you see in the slide. Their team has been out in front of that lease roll, and it’s been working on a lot of things behind the scenes that isn’t out there, and between their team and our team, we feel very comfortable.

It’s important to know that Gramercy has a really wholesome operating platform through this type of business. We have over 50 employees dedicated to asset management, property management, leasing, project management. It’s a kind of a little known part of our business, because everybody has been focused on the growth on the acquisition side, but it’s a very fulsome, fully integrated asset management platform. There is no – there is nothing that in a challenge of a relief, repositioning our sale that we haven’t done, and then, you combine that with a very experienced asset management team that’s been on top of these assets and has a pretty good, a very good feel for where they are going, it’s – I find it, we are very excited about that.

There are challenges with lease roll, but we think we have our finger on the pulse of that lease roll, and believe it or not, some of the fundamentals in a lot of these markets are good and improving. And so, we are seeing it in our own portfolio, we had a relief in Jacksonville of – we released out 50,000 square feet to a tenants in the [indiscernible] campus at a significantly higher NOI than [indiscernible] is paying, it’s not very material, it’s only 50,000 feet, but we’re seeing good fundamentals across our portfolio, and I think it’s seriously Chambers Street is seeing the same. As the economy improves and as the job numbers improve, there are good fundamentals in both portfolios. Rollover is always a challenge, but I think we have it between us and the Chambers Street team, we have it very well understood.

<Q>: Okay. And how did the New York, New Jersey properties fit in with that? You had mentioned something about the Hudson Street properties, it looks like those two and the other couple in the area are pretty significant value, I guess for those not following the sort for a long time, what is kind of the – that these on those assets?

<A>: Yeah. So, 70 Hudson has been an asset of some focus. The Chambers Street management has been very correct about its positioning, which is it has a little downside effect. The plan is to sell it and there is a secured loan on the facility that the management of a REIT work has a fiduciary responsibility of shareholders. So, if the best option is to use the proverbial, give the keys back, then that’s what makes sense. So, 70 Hudson, might be a lot of noise and not a lot of effect, and 90 Hudson is a fully leased building over 12-year average lease term, terrific building right on the water and it’s a very good asset.

The rest in Northern New Jersey are good assets. We both have assets in Northern New Jersey. If you look at the last slide in terms of the plan for the business going forward, we have identified with the Chambers Street management team, assets for sale. We aren’t ready to identify those publically, but we have looked at across the portfolio and feel very good about selected asset sales, including potentially exiting certain geographies, more to come on that. So, we’ve had our hands full on both sides recently, but we do have an asset plan and that includes a variety of assets that Ventas and Chambers Street agree on.

<Q>: Okay. Appreciate all the details. I’ll jump back in the queue. Thanks.

<A>: Thanks, Jason.

Operator

Our next question comes from line of Dan Donlan with Ladenburg Thalmann.

<Q - Dan Donlan>: Thank you and good morning.

<A>: Hey, Dan good morning.

<Q - Dan Donlan>: Good morning. So Gordon, can you maybe talk about, when this process of talking with Chambers Street first started and kind of, how you see CapEx trending for this portfolio may be over the next couple of years?

<A>: Yeah. So, and I’ll let Ben talk a little more about the CapEx, because obviously, each asset class in the net lease space or commercial real estate space has different CapEx requirements, office being at the very high-end. And, industrial and retail being lower. One – so, we’ve been in discussion for quite some time, there will be a proxy filed that details all that, so I’d rather not get into that piece of it, but it’s been some time and long enough that we’ve been able to really dig in with the Chambers Street people and see how complementary the assets are and obviously a big question from Gramercy side was, let’s look at the lease roll, let’s look at the CapEx and understand that better. One of the things that came out of that analysis from our perspective, my perspective was the fact that of their lease roll over the next four years, if you exclude 70 Hudson, for the obvious reason, that it’s a sale. It will be sold one way or the other. If you exclude that and you look at the lease roll over the next four years, I think an unappreciated aspect of that is that roughly 50% of that lease roll is industrial and 50% is office.

I think there is a – we’ve heard a lot about various portfolios and I think there is an over estimation of the office role in the portfolio. I was the one surprise to see that 50% of the lease role was industrial in the portfolio, once you exclude 70 Hudson. And obviously, then the next question is what the CapEx requirement and we have spent, we did an asset-by-asset rollup of CapEx, all the rest of it, obviously Chambers Street already have done the same, but we did our own underwriting on the – on an asset-by-asset basis and [indiscernible].

<A>: I think one of our goals with the combined portfolio is what we’re describing as improving the quality of the earnings and that’s going to be achieved through lengthening the average lease term across the portfolio through selected dispositions and through significantly lowering that ongoing CapEx, achieved through the reduction in office exposure. And so I think we’ll in – we will layout a specific disposition plan and some specific targets, but that’s really when we’re talking about improving the quality of the earnings. We want to have this portfolio generate the cleanest and most predictable stream of free cash flow and really that’s what we’re looking at as a determinate in selling and dividend policy. We want to sell a dividend policy that provides us with plenty of flexibility and plenty of headroom to need any near-term and long-term capital needs.

<A>: A good example of that Dan, we did that in the Bank of America portfolio. I don’t know if you remember, we – the bigger portfolio contain two large office buildings, one was 132 sell for sell, it wasn’t? 231, I’m just like – this morning, excuse me. 231 South LaSalle in Chicago. I started falling in love with the building and then stopped me from falling in love with it, it’s a very CapEx intensive building. So we sold that and then we sold a building in Charlotte at the parkway, which was also a capital intensive, very good building by the way. Parkway sold it for a profit of what we sold it to them, fairly substantial one. While we exit the asset because of its capital intensivity and we didn’t want to be in a position where we were in that business, which is a slightly different business at the very high end of capital intensive office building. So, we sold both Parkway and 231 South LaSalle – both Charlotte and 231 South LaSalle for those very reasons. So we have experience doing that. And again sometimes you sell it, we sold the building at Parkway, they sold it to somebody else, they made a bunch of [indiscernible], but that was part of our strategic – our strategic goal as Ben said, I think – and I think really well, improve the quality of earnings by having earnings come from lower CapEx assets.

<Q>: So it’s more about selling assets that have CapEx versus worrying about near-term lease roll than anything else.

<A>: I think it’s going to be achieved through a number of things. So I think we’re going to need to – we will pursue blending expense initiatives with tenants to push lease term out and decrease the potential lease roll. We will dispose of assets and we will reposition and dispose of assets I think to achieve value for the shareholders, we’re going to need to be able to have success on all three of those initiatives, but I think as a team and as a combined platform, we have a pretty unique skill sets to be able to do that. I think single tenant office and industrial assets really are operating real estate assets that require real estate expertise to be able to manage effectively and the experience that we bring from the workout of the AFR assets, and the experience that Chambers Street brings from their management of their portfolio, I think is a – as Gordon said a very powerful combination and I think something that we can bring to bear on this portfolio.

The other thing I would add is that the scale. We talked about some of the benefits of the scale of this transaction. I think the combined company or by combining these two companies, it gives the combined company enormous headroom to be able to work through a lot of those initiatives. So we’re not – as a combined company, we’re not holding to individual assets in a way that each individual company is separated. So I think that – I think that’s also an important part of what we will look to do is selectively dispose of assets, recycle capital into longer term assets, work the owned assets to reposition them and really stay focused on improving that quality of the earnings stream.

<A>: Last thing I would say on that Dan. There has obviously been a very volatile capital markets for REITs recently, Triple Net REITs in particular, but generally all REITs. And what’s interesting is a private market activity is actually quite strong, leasing strong, investment sales are strong. There is a strong bid in the private market for well-leased cash flowing assets that, the public capital markets have sort of tossed the side recently, but that’s not true in the private markets and so we think there is some real opportunity there, and to the extent there is skepticism here, we’re going to work to prove that wrong.

<A>: Okay, I’ll move back in the queue. Thank you.

<Q>: Thanks Jim.

Operator

Our next question comes from the line of Jeff Spector with Bank of America.

<Q - Jeff Spector>: Good morning. I appreciate all your comments about scale, triple-net business, can you just discuss a little bit more, how we should think about acquisitions for the remainder of the year, maybe in the context of a growth rate for the combined company, additionally. Why at this point, I know you’re focused on office and Industrial. I mean, would that scale, is there a possibility or a plan at some point to break into other segments under triple net.

<A>: So Jeff, let me take a couple of those, of those questions in terms of investment opportunity. I’ll start with that, when we did the Life Time transaction, we knew that there would be a variety of questions related to it. We were looking at three portfolios, two of which were, easier for us to explain and would probably raise fewer eyebrows, but we didn’t like them as much. And so what I would say on that is on the specialty retail side, the only that the, that we have a very targeted interest in specialty retail, which is what the Life Time transaction was, which are sale leasebacks, off of corporate balance sheets, where we can differentiate ourselves as a buyer. Interestingly in a sale-lease back transaction price is not the foremost determinant of who gets chosen. It’s actually creditability, because its typically a financing transaction. In the Life Time situation that three investors including ourselves funded into the buyout of the company. Leonard Green and TPG were putting up $1.3 billion of equity. And at that moment they couldn’t get a call from a real estate investors saying, hey guys I need a couple of more weeks for due diligence on this portfolio. So they when Leonard Green and TPG and Life Time chose the investors for those portfolios, they chose among a very small group, a very credible investors who have a track record in the sale-lease back business.

And so where our interest is in specialty retail, and let me also say, we’re not interested in restaurants. We’re not interested in [ph] Darden assets. There are bunch of things that we can be very clear about, we’re not interested in. Another example of an asset class, we would be interested in TravelCenters of America. Our TravelCenters have almost infrastructure like quality to them, very some of the net lease, very steady cash flows, there was a sale-lease back available to us in the travel center space, we’ll be quite interested.

So our interest in the specialty retail is very narrow, most of the specialty retail market is what I consider, the commodity market is trading of Walgreens’ and CBS’s and Rite-Aid’s, and Dollar General’s and Family Dollar’s and that’s a commodity business where these assets trade almost like bonds, among investors, and we have no interest in that business, only interest in area, where there can be discernible value-add by being a buyer of those assets.

So I hope that answers, it’s a very limited and focused interest in that area. And part of it is we’ve gotten to the scale where we’re a much more credible buyer, with the cost of capital advantage, to most sellers of corporate real estate. And, this transaction and I get this further along, by every credit metrics, that both companies are greatly improved, from a credit standpoint. So, we think, we’re even more potent force in that marketplace. And I’ve answered the question for so long, I forgot what the first part of your question was.

<Q>: No, thank you, that’s very helpful. And then, just on growth from here I guess, how we should be thinking about, acquisitions for the remainder of the year, kind of the combined growth of the two companies, when we’re thinking about our estimates and models?

<A>: It’s – we don’t have updated guidance and that’s something that, both companies will work together, to provide. In the short term what I would say is that, the key to creating value, if you look at them Todd if you look at royalty income. They’ve gone from similar sizes, to what this combined company is, to much larger sizes, and NNN and others and have created significant shareholder value, and it’s all been through external growth.

And so, external growth is still the key to our business. But at any point in time, depending on where our stock prices trading versus where a private market assets are trading, is a time to either hit the accelerators that has been for the last three years or to pause on the accelerator, which is what I think, it is today given what’s happened with the Triple Net Lease industry in terms of stock prices.

We don’t expect, to issue equity, and be in the capital markets and grow through that, unless there is something very opportunistic, but that would not be the base plan. And I think, you’ll see that across the triple net space, as the market, as the capital markets have reacted very severely to triple-net stocks. That’s really a little bit out of sync with where the private market is for these assets. So, this is a time to pause on that, recycle capital and wait, our job is to buy when we can buy it in arbitrage of where we are trading versus where private – where assets can be bought in the private market. And that’s always the same calculus such as times when the stock sell off and it’s time to pause and I think now it’s the time to pause and we’ll be of a scale that we’ll be able to recycle capital and look for earnings growth from that activity rather than from external growth just for the moment.

And I hate to say that to you strongly, because that’s a very dynamic equation, but the larger picture is the big blue chip external growth oriented REITs like Ventas and NN and Reality Income have had the significant headroom from the size company where we are up to the size company where they are, we hope to be, but only if can do it while driving significant shareholder value. But the last comment I would make on that just in terms of what the growth opportunities are in the biggest macro picture, Green Street pointed out that all of the sectors they covered net lease is the lease stone in public company for amount only 3% to 5% of net-lease assets in their view in the public company form. So, it’s still the most fragmented and available for external growth, it just has to be done very fastly.

<Q>: Thank you very much. Congratulations.

<A>: Thank you, Jeff.

<A>: Thank you.

Operator

Our next question comes from the line of Ki Bin Kim with SunTrust Robinson.

<Q - Ki Bin Kim>: Thank you. So, I really if I deal the structure as a merger equals in all stock deals, but maybe this is a question for more for Charles, if you look at Chambers – implicit Chambers Street stock price, with the deal economics as it is. I mean you basically selling the company at a, since IPO low stock price, right, at $7.30 and change. Just curious, what’s your thought process of being standalone, getting a new CEO and trying to survive that way versus, I realize those stock for stock deal, but still effectively pricing your stock at $7.30 or so? I would have just assumed, there would have been a little bit more upside on a deal like this for Chambers Street stockholders?

<A - Charles E. Black>: So Gordon this is Charles, I’ll respond initially and then you can follow-up as well.

<Q>: Okay.

<A>: But the exchange ratio was the result of extensive negotiation between the parties. It represents the value that Harbour, The Chambers Street Board, determined when taken together with the expected synergies and looking at the continued – continuing opportunities represented the best full and fair value reasonably available to shareholders. So another aspect of this is our shareholders are going to be the beneficiaries of 56% of the growth of platform that Gramercy’s management will create in the future. Based on a 20-day [indiscernible] of $8.03 for Chambers Street and $24.98 for Gramercy, the applied exchange ratio was 3.1117. Gordon, do you have anything to add to that?

<A - Gordon DuGan – Gramercy Property Trust, Inc.>: Yeah, I would just add, this has been an extensive discussion between the companies and the beauty of a stock-for-stock deal is that everybody shares some of the upside and it’s really a win for both companies, if we can drive the company forward in the way that we intend to drive it forward. So, the – while there is a intensive negotiation, once the deal closes, both groups of shareholders share on the upside and that’s – we really like – what we really like about it is that win-win aspect that. If this thing is very successful, we’re going to look back and both sets of stockholders are going to be extremely pleased and that’s our job and I can promise you we’re going to do everything we can to drive it in that direction.

<Q>: Okay. And as a follow-up, I know you said, I noted in the prior proxy coming out soon, but just two quick ones. One, what is the breakup fee to both entities and also was this in a – maybe a quite way, a more open process to other potential bidders?

<A>: All that stuff will be in the proxy, so I’ve been strictly instructed to say that it will be in the proxy. So, unfortunately, we’ll just have to wait for the proxy to share that.

<Q>: Okay. Thank you.

<A>: Thanks.

Operator

Our next question comes from the line of Todd Stender with Wells Fargo.

<Q - Todd Stender>: Hi, guys. Thanks. As of Q1, Chambers Street had a pretty sizable line balance, it’s line of credit balance is pretty high, and Gordon, you kind of touched on equity. Can you talk about what the line of credit balance looks like, just kind of thinking about what your need for long-term capital is right now and could you raise equity between now and the closing of the deal in Q4?

<A>: We’re knocking over our water bottles here. Let me go back to the other questions, someone just corrected me. The merger agreement will be filed later today. This is my first time through an M&A deal, so the merger agreement will be filed later today. So some of the information will be contained in there, so I want to just correct that and then Ben you want to take the…

<A - Benjamin P. Harris>: Sure. I think the way we’d be looking at the balance sheet, the combined company will be of low leverage, high liquidity balance sheet. We plan on as we’ve been talking about recycling significant amounts of assets through either sale outright or sale into joint ventures or sale into partnerships and so at this time, we think the company is very well capitalized and there would not be a need to raise equity really in any sort of foreseeable scenario.

<Q>: Thanks for that. And then just talk about the asset sales, could we see Chambers Street asset sales begin to trade? Could we see the asset sales materialize over the next couple of months prior to the merger? That this is a strategy that needs to be in place after the merger has gone through.

<A>: No. It can happen in the meantime and they’ve continued to sell assets some of which haven’t been announced. So there are more to come on that, but yeah you should expect that both portfolios will continue to be managed. We on the Gramercy side, just wanting the contract on a suburban office building in California at a 71 cap that we expect that to close in 30 days, similar stocks happening on the Chambers Street side as we speak and so we’ll be able to give a lot more fulsome description, but we’ll continue to be actively managed in this interim period on both sides. In a way that’s best for each of the respective shareholders and ultimately the combined shareholders. The last thing I’d say on that is, we do at some point, plan to do an investor day to get into more detailed plans and responses and have everybody meet the asset management team as it comes together and so we’ll be able to provide tons and tons of detail, for those who have been Gramercy shareholders, now we love to at any time an analyst or somebody’s had a question or recommendation on further disclosure, we’re happy to give it, and that will continue to be, both companies will continue in that transparent way [indiscernible] together will be, we strive for that.

Operator

And the next question is for Charles. Can you just kind of go through your thought process for any of the other strategic alternatives you looked at for Chambers Street, and maybe what the process looked like, and just kind of to touchback on what Ki Bin had asked, this is being done. We estimate that at discount, The Chambers Street’s NAV. So we just wanted to hear about, what other alternatives, or maybe strategies are about?

<A>: Well, first of all, there will be more details about the process followed in merger proxy that will be filed in due course for Cambers Street. But the Chambers Street board conducted a thorough process with the assistance of our advisors and we’re comfortable that, the path forward that we’ve selected, this transaction with Gramercy offers the most promising result for our shareholders.

Operator

Okay, thank you. Our next question comes from the line of Wilkes Graham with Compass Point.

<Q - Wilkes Graham>: Hi Gordon, good morning. You’ve talked a lot about the benefit scale, I think there look like – there is clear benefit scale here in this transaction, getting larger and now even trying to get up to the size of some of the larger peers. Presumably those companies try to hire multiples because of the size and scale that they have, but I’m curious given your size now, are you too big now that to be able to continue to bill after individual off market deals at higher cap rates, and maybe along those same lines, can you still invest going forward as you look at external growth. Can you still invest going forward at similar spreads that you have done, given that you should have a lower cost capital amount?

<A>: Yeah. I think that you hit exactly on the tension of the business going forward which is the larger scale has a larger denominator which is harder to grow, but the larger business typically has a lower cost of capital which allows it to be more competitive to buy, both individual assets and more importantly portfolios. We’ve looked at a series of portfolios and with a smaller scale, we are very cognizant of how those things throw off our metrics, whereas with larger scale we are able to take proportionately the same investment size and grow the business, which means larger portfolios and I would point out that we’re trying to do that at a time when that the largest and arguably most disruptive player in buying portfolios is on the sidelines. So, we feel – we’ve been talking about that trend generally.

I would point out that there are a variety of companies such as NNN, I keep using Ventas, you know, as you would expect because they they’re terrifically well run companies. We have a very well trodden path of how do you grow a business from what this combined size is, grow that business [indiscernible] certainly grow the asset base necessary, it’s grow earnings per share. And, we think size is a derivative of success, not because of success, and so we’re very mindful about allocation of capital making sure that it’s being allocated accretively and when it can’t be allocated accretively, we’re not going to buy things and so, that’s the primary focus of any REIT management team, but especially REIT management teams focused on external growth and it struck me how you know Realty Income, Ventas, NNN have all grown from similar bases to what this combined company is.

They’ve been able to grow earnings per share significantly and by the way they’ve also ended up with various approaches to size Ventas’ it’s a mega REIT Realty income somewhere between and NNN has maintained a somewhat smaller equity base bigger than this combined equity base. But, they’ve tried not to get too big with their equity base so that they can maintain earnings per share growth for the way they operate the business. So, not unlike can we grow size, but can we grow earnings per share, that’s the true measure of obviously enhancing shareholder value.

<Q>: I doubt one thing, our bread and butter businesses of primarily small and middle sized industrial transactions will remain a very core part of what we do. I think what we how we think about this is as a combined company that the opportunity set has been increased substantially. So, we’ve been talking a lot about lifetime fitness. There are a lot of – we believe there are a lot of potential transactions very similar to that on very attractive assets, and we think the combined company is much better positioned to access and complete transactions like that. So, we really view this as, while there is a denominator effect, we have a much better growth platform at our current side, and we’re not – as Gordon pointed out, we’re not so big that it’s steering about, I’ll shift here. We’re still of a size that where we can generate very attractive growth.

<Q>: Okay. Thanks. And maybe just logistically, you referenced at investor day, I know your plan on doing an investor day for lifetime fitness. Are you – is that still a plan, or is there going to be sort of a combined?

<A>: I think we’re going to pivot. But if you are in New York, we’ll drive out to floor and park together and get a beer, but I think we’re going to have to pivot to something bigger, but we’re also interested an input on that. I do want investors and analysts to see a lifetime facility if you haven’t, they are unique and that’s rarely heard anybody an impressive. So, it’s a good question, Will, let us think it through when we come up for air.

<Q>: Okay. Thank you.

Operator

Our next question comes from the line of Mitch Germain with JMP Securities.

<Q - Mitch Germain – JMP Securities LLC>: Thanks for taking my question. Just curious Gordon, I know from your perspective, comp plan going to remain in place. I’m curious with regards to Mr. Black, is he going to be adopting some sort of similar compensation structure, which is tied to a share price?

<A>: Is that a question for me, Mitch or Charles?

<Q - Mitch Germain – JMP Securities LLC>: I think it’s a question for Charles.

<A - Charles E. Black>: Well, Mitch, we’re going to leave the compensation arrangements that apply to Gramercy’s management team in place.

<A - Gordon DuGan – Gramercy Property Trust, Inc.>: Yeah. Mitch, as we’ve talked about, we’re – as we go forward, we’ll need new plans and they’ll have to be – we love the fact that – we like betting on ourselves. So, we don’t have anything to rollout yet, we’ve been busy on other things as you know. So, the – both boards have talked about alignment of interest with shareholders and keeping a best-in-class alignment and Charles is at the top of that list in terms of one of the key – very, very strong alignment between management and shareholders.

<Q - Mitch Germain – JMP Securities LLC>: Great. And then, last for me. I know, Gordon, your company has undertaken a pretty substantial growth this year. Care to share us some economics with regards to a cap rate on this transaction in terms of what you feel the deal transacted for?

<A - Gordon DuGan – Gramercy Property Trust, Inc.>: I’m looking around the room to see what I’m allowed to say, and what I’m not. Yes, so from Gramercy – from a Gramercy perspective, the cap rate – the cash cap rate is 74 pre-synergies.

<Q - Mitch Germain – JMP Securities LLC>: Thanks. Congrats.

<A>: Thanks, Mitch.

<A>: Thank you.

Operator

Our next question comes from the line of Dan Donlan with Ladenburg Thalmann.

<Q - Dan P. Donlan>: Thank you. Just curious on the cash cap, at 7.33, I have it at a7.8. So, just kind of curious. I was hoping.

<A>: I like your number better Dan. Thank you.

<Q>: Well, I’m just kind of curious, what kind of goes in, what went into that number, we assume that 70 Hudson, it’s taken, given back to the lenders. But in that 74 maybe the reason it is lower than mine because you are assuming a lot of the rents over the next few years, are you marking those down to market, kind of what do you think the doubt is there, and obviously in my model being inaccurate.

<A>: Dan I don’t have any insight on that. We, I’m sure as you start to reconcile the model, we hit everybody hard this morning and I apologize for that. I especially apologize to Simon Yarmak, who initiated last night on GPT and then will accept the next morning to see, all hell breaking loose and hopefully a very good way, but just in terms of piling and work for you guys. So I’m sure that will reconcile through, I don’t have a reconciliation in front of me, so I can’t help on that.

<Q>: I guess when you think about, when you thought about what you paid for, did you guys roll down rents to where you think, looking at the roll over the next couple of years. Did you roll down rents, and or bring occupancy down to where you thought it might be. How did you look at it from that standpoint?

<A>: We looked at, we did an individual asset-by-asset valuation, looked at mark-to-market risk across the portfolio, and have run a countless number of different disposition strategies and I think as we progress and as we get through the repositioning plan, I think that’s, that will really be the measure to judge how successful this merger is.

<A>: Then two high level metrics on that, where we saw the most rollover risk had the longest leases in terms of marked to market. So that was a positive, that gives us a lot of flexibility. And then the second thing is again I was surprised to see that the rollover was 50:50 industrial and office. That’s a rough number excluding 70 huts over the next four years. So it’s been – we’ve looked at this thing every way from Sunday and did a asset by asset build up on every asset as Chambers Street did on us.

<Q>: Okay. Last question for me. So why not bring in a JV partner for this in order to lessen the impact on the balance sheet, on the earnings, or is that still potentially on the table, and when you talk about asset sales, is that a potential just from your standpoint or do you think it’s going to be more of a one-off basis, when you do sell assets?

<A>: We will look at every potential option for disposition. So that may include selling assets into joint ventures. It may include selling portfolios. It may include selling individual assets, may include spinoffs. I think that plan will develop over time. I think we’re really looking at this in phases. So our initial focus is going to be sort of a first round of disposition to really minimize near term rent rollover that we believe has potential marked to market effect and also start to minimize the ongoing CapEx and then, but we think as a combined company, there is enormous optionality and enormous opportunity to create value added to combined portfolio. So, we’re very excited about that and we think we have a really interesting platform in which to extract value.

<A>: Yeah. I wouldn’t underestimate some of the private market activity is really strong, again both on leasing, investment sales, I mentioned this building, we’re selling in California, it’s like an eight-year lease, good credit, suburban office and we’re getting a 7.1 cap rate on it. So, the public market wouldn’t give us a 7.1 cap rate on it, I guarantee you, but we can execute in a private market better than that. So, if that bid stays strong Dan, I think we have tons and tons and tons of optionality. It’s the private market, falls out of bed, then that’s another story. Then, we manage the cash flow. And then obviously, we’ll look to set the dividend much long as the board at level that everybody is comfortable with, that makes more sense.

<Q>: Okay. And then, from a guidance…

<A>: Another lever, we have been running the company, it’s the dividend level.

<Q>: Sure. And then, from a guidance perspective, given everything you just said, it sounds like there is couple of things influx. When should we expect some type of clarity on where the numbers are going to move?

<A>: Good questions. As soon as possible. We’ve – it’s a good question Dan, let us reflect on that. I don’t have an answer for you today.

<Q>: Sure. That’s fine. Thank you.

<A>: Okay. Thanks, Dan.

Operator

This concludes the Q&A portion of today’s call, and we thank you for your participation. You may disconnect, and have a wonderful day.